1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

March 29, 2024

VIA EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund (the “Fund”)

(File Nos. 333-271207; 811-22990)

Dear Ms. Miller:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on February 29, 2024, relating to the Fund’s Annual Reports for the fiscal years ended March 31, 2022 and March 31, 2023, as filed with the Commission on Form N-CSR on June 9, 2022 (Accession No. 0001398344-22-011828) and on June 8, 2023 (Accession No. 0001398344-23-011783), respectively.

1.	Comment: The Staff noted that the net expense ratio for certain of the Fund’s share classes appears to be greater than the gross expenses in the fee table. When funds pay back any previously-waived expenses, the Staff believes that the recaptured fees should be presented on a standalone line item as an expense of the Fund (or in a separate line item within “Other Expenses”) and reflected in the Fund’s gross expense ratio, as the recoupment of previously-waived fees is an expense of the Fund. Please explain how the fee table was prepared and update accordingly.

Response: The Fund confirms that, in future filings, it will reflect the recoupment of expenses as a separate line item in the fee and expense table and include such expenses in the Fund’s gross expense ratio.

Ms. Megan Miller March 29, 2024 Page 2

2.	Comment: Please consider listing each unfunded commitment separately by portfolio company.

Response: The Fund will add a footnote to the Schedule of Investments in future filings identifying each investment that has an unfunded commitment.

3.	Comment: Please use updated Form N-CSR going forward. Specifically, Item 4(i) and 4(j) were missing. Even if the information requested by these items is not applicable, the items should be shown.

Response: The Fund will use the updated Form N-CSR for future shareholder reports.

4.	Comment: Item 11(b) incorrectly references “second fiscal quarter”. Please revise the disclosure to cover the entire period covered by the report.

Response: The Fund will reflect this change to Item 11(b) in an amended N-CSR filing.

5.	Comment: Please include all required disclosure relating to investments in restricted securities. Specifically, in the footnotes to the Consolidated Schedule of Investments, in addition to presenting the aggregate fair value of all restricted securities, please also disclose percentage which the aggregate fair value bears to net assets.

Response: The Fund respectfully notes that it currently discloses the percentage which the aggregate fair value bears to net assets following the heading “Private Equity Investments” in the Consolidated Schedule of Investments. Nevertheless, the Fund will also disclose the percentage which the aggregate fair value bears to net assets in the relevant footnote in future filings.

6.	Comment: Please include one or more tables, charts or graphs depicting the portfolio holdings by reasonable identifiable categories per Item 24 of Form N-2.

Response: The Fund will include one or more tables, charts or graphs depicting the portfolio holdings by reasonably identifiable categories in future filings.

Ms. Megan Miller March 29, 2024 Page 3

7.	Comment: The Staff noted that the Fund has a loan payable as of period end. Regulation S-X Item 4-08(b) states that assets mortgaged, pledged, or otherwise subject to lien, and the approximate amounts thereof, shall be designated and the obligations collateralized briefly identified. Please explain where that disclosure is in the financial statements.

Response: The Fund will add a footnote to the Schedule of Investments in future filings identifying each investment that is held by Pomona Investment Fund, LLC, a wholly-owned subsidiary of the Fund, and, accordingly, is indirectly pledged as collateral in connection with the Fund’s revolving credit agreement.

*                                *                                *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:           Frances Janis, Pomona Investment Fund